                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CALDERA SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    128780103
                                 (CUSIP Number)


                                STEVEN M. SABBATH
                 SENIOR VICE PRESIDENT, LAW & CORPORATE AFFAIRS
                         THE SANTA CRUZ OPERATION, INC.
                               425 ENCINAL STREET
                          SANTA CRUZ, CALIFORNIA 95060
                                 (831) 425-7222

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 128780103                                           PAGE 2 OF 10 PAGES
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--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       THE SANTA CRUZ OPERATION, INC. (I.R.S. Employer Identification Number:
       94-2549086)
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    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                 (b)  [ ]

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    3  SEC USE ONLY

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    4  SOURCE OF FUNDS*

       OO
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    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF CALIFORNIA
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                          7  SOLE VOTING POWER
                             41,666
     NUMBER OF      ------------------------------------------------------------
       SHARES             8  SHARED VOTING POWER
    BENEFICIALLY             26,607,307
      OWNED BY      ------------------------------------------------------------
        EACH              9  SOLE DISPOSITIVE POWER
     REPORTING               41,666
       PERSON       ------------------------------------------------------------
        WITH             10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       26,648,973 (1)

--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       68.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

----------

(1) 26,607,307 shares of Cadera Systems, Inc. ("Caldera") common stock are subject to Voting Agreements entered into by The Santa Cruz Operation, Inc. ("SCO") and certain stockholders of Caldera (discussed in Items 3 and 4 below). SCO expressly disclaims beneficial ownership of any shares of Caldera common stock covered by the Voting Agreements. Based on the number of shares of Caldera common stock outstanding as of July 31, 2000 (as disclosed to SCO by Caldera), the number of shares of Caldera common stock beneficially owned represents approximately 68.3% of the outstanding Caldera common stock.

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CUSIP NO. 128780103                                           PAGE 3 OF 10 PAGES
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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Santa Cruz Operation, Inc. that it is the beneficial owner of any of the common stock subject to the Voting Agreements referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed except to its pecuniary interest.

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D relates to shares of common stock of Caldera Systems, Inc., a Delaware corporation ("Caldera" or "Issuer"). The principal executive offices of Caldera are located at 240 West Center Street, Orem, Utah 84057

ITEM 2.        IDENTITY AND BACKGROUND.

        (a) The name of the corporation filing this statement is The Santa Cruz Operation, Inc., a California corporation ("SCO").

        (b) The address of the principal executive offices of SCO is 425 Encinal Street, Santa Cruz, California 95060.

        (c) SCO's principal business is to provide UNIX server operating systems and services, and to provide network computing software that enables clients of all kinds--including, personal computers, graphical terminals, network computers, and other devices--to have webtop access to business-critical applications running on servers of all kinds. SCO designed Tarantella web-enabling software, the world's first web-enabling software for network computing. SCO sells and supports its products through a worldwide network of distributors, resellers, systems integrators, and OEM.

        (d) Neither SCO, nor to SCO's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).

        (e) Neither SCO, nor to SCO's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).

        (f) With the exception of Ninian Eadie who is a citizen of the United Kingdom, to SCO's knowledge, each person listed on Schedule A is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of SCO's directors and executive officers, as of the date hereof.

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CUSIP NO. 128780103                                           PAGE 4 OF 10 PAGES
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ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As an inducement for SCO to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Caldera (The Canopy Group, Inc. and MTI Technology Corporation, or collectively, the "Stockholders") entered into Voting Agreements (see
        Item 4). SCO did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. In addition, the Stockholders granted SCO an irrevocable proxy with respect to the shares covered by the Voting Agreements.

               References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to copies of the Merger Agreement and the form of Voting Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a)- (b)

               THE MERGER AGREEMENT

                      Pursuant to the Agreement and Plan of Reorganization (the
               "Merger Agreement"), dated August 1, 2000, by and among Caldera, Caldera Holding, Inc., a new Delaware corporation formed solely for the purpose of the transactions contemplated in the Merger Agreement ("Newco"), and SCO: (i) a newly formed, wholly owned subsidiary of Newco ("Merger Sub") will be merged with and into Caldera, with Caldera being the surviving corporation of such merger (the "Merger"), and all outstanding Caldera securities will be converted, on a share for share basis, into Newco securities having identical rights, preferences and privileges, with Newco assuming any and all outstanding options and other rights to purchase shares of capital stock of Caldera (with all such Newco securities issued to former Caldera security holders initially representing 72% in Newco); (ii) SCO and certain of its subsidiaries will contribute to Newco, all of the capital stock held of certain contributed companies (the "Contributed Companies") (with each of the Contributed Companies thereby becoming a wholly owned subsidiary of Newco) and certain assets in consideration for the issuance by Newco to Storm of shares of Common Stock of Newco, $0.001 par value ("Newco Common Stock") (the "Acquisition"), (iii) Newco will assume all options to acquire common stock of SCO held by employees (other than David McCrabb, Jack Moyer and Jim Wilt) hired or retained by Caldera and such options will be converted into options to purchase Newco common stock as set forth herein (the "Newco Options") and (iv) SCO will receive shares of Newco common stock (including shares reserved for Newco Options) representing in the aggregate a fully diluted equity interest in Newco equal to 28% of Newco and $7,000,000 in cash.

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CUSIP NO. 128780103                                           PAGE 5 OF 10 PAGES
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               THE VOTING AGREEMENTS

                      As an inducement for SCO to enter into the Merger
               Agreement, each Stockholder who is a party to a Voting Agreement, dated as of August 1, 2000, with SCO (collectively, the "Voting Agreements"), irrevocably appointed SCO, or any designee of SCO, as its sole and exclusive attorneys-in-fact and proxies. Such proxies, collectively give SCO the limited right to vote 26,607,307 shares of Caldera common stock (the "Shares") (a) in favor of the approval and adoption of the Merger Agreement and the approval of the Acquisition and in favor of each other action contemplated by the Merger Agreement and any action required in furtherance hereof or thereof and (b) against (i) any dissolution, liquidation or winding up of or by Caldera or (ii) any amendment of the Certificate of Incorporation or by-laws of Caldera or other proposal or transaction involving Caldera, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement, the Acquisition, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of Caldera's capital stock. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the (ii) the termination of the Merger Agreement pursuant to its terms (except for termination by either SCO or Caldera if the SCO board recommends an alternate proposal) or
               (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

               THE MICHELS VOTING AGREEMENT

                      A shareholder of SCO, Doug Michels ("Michels"), entered
               into a Voting Agreement ("Michels Voting Agreement"), dated as of August 1, 2000, with Caldera irrevocably appointing Caldera, or any designee of Caldera, as his sole and exclusive attorneys-in-fact and proxies. Such proxies, collectively give Caldera the limited right to vote all of Michels' shares of SCO capital stock that are now or hereafter beneficially owned (a) in favor of the approval and adoption of the Merger Agreement and the approval of the Acquisition and in favor of each other action contemplated by the Merger Agreement and any action required in furtherance hereof or thereof and (b) against (i) any alternate proposal for a change-of-control of SCO, (ii) any dissolution, liquidation or winding up of or by SCO or (iii) any amendment of the Certificate of Incorporation or by-laws of SCO or other proposal or transaction involving SCO or any Contributing Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement, the Acquisition, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of SCO's capital stock. Michels may vote his shares on all other matters. The Michels Voting Agreement terminates upon the earlier to occur of (i) such date and time as the (ii) the termination of the Merger Agreement pursuant to its terms (except for termination by either SCO or Caldera if the SCO board recommends an alternate proposal)

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CUSIP NO. 128780103                                           PAGE 6 OF 10 PAGES
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               or (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.


               THE ESCROW AGREEMENT

                      Newco, Caldera and SCO agreed to a form of Escrow
               Agreement (the "Escrow Agreement"), pursuant to which, as soon as practicable after the Merger is consummated, 10% of the aggregate number of shares of Newco common stock to be received by SCO (including shares reserved for Newco Options) shall be placed into escrow with an escrow agent and be available for transfer to Newco, to serve as security for SCO's indemnity obligations under the Merger Agreement. The Escrow Agreement terminates on the one year anniversary of the consummation of the Merger, and any remaining shares held in escrow shall be released by the escrow agent to SCO.

                      References to, and descriptions of, the Merger, the Merger
               Agreement, the Voting Agreements, the Michels Voting Agreement and the Escrow Agreement are qualified in their entirety by reference to copies of the Merger Agreement, the form of Voting Agreement, the Michels Voting Agreement and the Escrow Agreement included as Exhibits 1 through 4, respectively, to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

               (c) Not applicable.

               (d) It is anticipated that upon consummation of the Merger, (i) the directors of Newco shall consist of the directors of Caldera immediately prior to the effective time of the Merger plus Doug Michels and one other individual to be named by SCO and (ii), the directors of Caldera immediately prior to the effective time of the Merger shall remain the directors of Caldera.

               (e) Upon consummation of the Merger: (i) each of the then outstanding shares of Caldera common stock shall be converted into one share of Newco common stock, (ii) each of then outstanding options to purchase shares of Caldera common stock will, by virtue of the Merger, and without any further action on the part of any holder, be assumed by Newco and converted into an option to purchase an equivalent number of shares of Newco common stock, at an exercise price per share equal to the per share exercise price of such Caldera option in effect at such time, (iii) Newco shall assume all of Caldera's obligations under Caldera's 2000 Employee Stock Purchase Plan and each of the then outstanding rights to purchase shares of Caldera common stock under such plan, will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase the same number of shares of Newco common stock on the next "purchase date" (as such term is defined in the Caldera 2000 Stock Purchase Plan) following the consummation of the Merger at a purchase price per share determined in accordance with the Caldera 2000 Stock Purchase Plan, and (iv) each share of Caldera common stock held in the treasury

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CUSIP NO. 128780103                                           PAGE 7 OF 10 PAGES
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        of Caldera or any of which are owned by Newco, Caldera, or any direct or indirect wholly owned subsidiary of Newco or Cyclone immediately prior to the consummation of the Merger shall be cancelled and extinguished without any conversion thereof.

               (f) See Item 4(a)-(b) above.

               (g) Upon consummation of the Merger, the Certificate of Incorporation of Caldera shall be amended and restated in its entirety. The Restated Certificate of Incorporation of Caldera (the "Restated Certificate") amends the Certificate of Incorporation of Caldera, filed March 20, 2000 (the "Previous Certificate") by providing among other things: (1) that the name of the corporation is Caldera Operating, Inc.,
        (2) that the aggregate number of shares which Caldera is authorized to issue is 100 to be designated Common Stock, with the par value of $0.001 and (3) that number of directors shall be fixed from time to time by, or in the manner provided in Caldera's bylaws. The foregoing summary of the Restated Certificate is qualified in its entirety by reference to the copy of the form of the Restated Certificate included as Exhibit 5 to this Schedule 13D and is incorporated herein in its entirety by reference. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Caldera until thereafter amended. Following the consummation of the Merger, Caldera will be 100% owned by Newco.

               (h) - (i) If the Merger is consummated as planned, Caldera common stock will be exchanged for Newco common stock. Accordingly, registration under the Act and listing on The Nasdaq National Market will be transferred from Caldera common stock to Newco common stock.

               (j) Other than described above, SCO currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although SCO reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result of the Voting Agreements, SCO may be deemed to be the beneficial owner of 26,607,307 shares of Caldera common stock; SCO also holds 41,666 shares of Caldera common stock. The aggregate number of shares for which SCO may be deemed to be the beneficial owner as a result of the Voting Agreements represents approximately 68.3% of the issued and outstanding shares of Caldera common stock. SCO has shared voting power of the 26,607,307 shares subject to the Voting Agreements for the limited purposes and with the parties described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement, the Voting Agreements, the Michels Voting Agreement and the Escrow Agreement, there are no contracts, arrangements, understandings or relationships

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CUSIP NO. 128780103                                           PAGE 8 OF 10 PAGES
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        (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Caldera, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except:

               (i) The Merger Agreement contemplates that upon the consummation of the Merger, Caldera, Newco, SCO and the Stockholders will enter into a Stockholder Agreement (the "Stockholder Agreement"), pursuant to which:

                      (A) Newco will increase its board of directors to nine
                          members and appoint two nominees of SCO, and for so as SCO owns at least 10% of the outstanding common stock of Newco, the number of directors comprising the Newco board shall not be increased above nine, except with SCO's written consent;

                      (B) for so long as SCO holds: (i) at least 20% of the
                          outstanding common stock of Newco, Newco and its board of directors shall nominate two candidates designated by SCO reasonably acceptable to Newco in connection with each stockholder solicitation relating to the election of Newco directors or (ii) at least 10% and not more than 19.9% of the outstanding common stock of Newco, Newco and its board of directors shall nominate one candidate designated by SCO reasonably acceptable to Newco in connection with each stockholder solicitation relating to the election of Newco directors;

                      (C) Newco's board shall unanimously recommend such SCO
                          nominees and the Stockholders shall vote in favor of such SCO nominees to the Newco board;

                      (D) for so long as SCO owns (of record or beneficially) at least 10% of the outstanding common stock of Newco, in connection with all matters to be voted on by the stockholders of Newco, SCO shall vote all shares of Newco Common Stock then owned, directly or indirectly, by it in every case in accordance with the recommendation of the board of directors of Newco, except that SCO may vote its shares as it determines in its sole discretion as to the following specific matters: (i) a change in the fundamental rights of Newco Common Stock; (ii) certain significant corporate transactions; (iii) a recapitalization in which Newco common stock is converted or exchanged for a security having substantially different fundamental rights than Newco Common Stock; (iv) any transaction or matter involving or relating to a conflict of interest between any member of the Board of Directors and Newco; (v) any business properly brought before any meeting of the stockholders by a stockholder in accordance with Newco's bylaws; and (vi) any amendment to the bylaws of Newco;

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CUSIP NO. 128780103                                           PAGE 9 OF 10 PAGES
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                      (E) SCO agrees that it will not, with certain exceptions,
                          until the fifth anniversary of the Effective Date, without Newco's prior written consent:

                             (i)    acquire, or enter into discussions,
                                    negotiations, arrangements or understandings with any third party to acquire, beneficial ownership of any Newco securities entitled to vote with respect to the election of any directors of Newco ("Voting Stock"), any securities convertible into, exchangeable for or exercisable for, or that may otherwise become, Voting Stock, or any other right to acquire Voting Stock, if the effect of such acquisition would be that SCO would then beneficially own and/or have the right to acquire more than twenty-eight percent (28%) of the Voting Stock (the "Standstill Percentage");

                             (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act, as such Regulation is currently in effect) with respect to the voting of any Voting Stock if Newco is at the time of such solicitation publicly-traded and subject to the proxy rules promulgated under the Exchange Act;

                             (iii) otherwise seek, either alone or in concert with others, to control the Newco Board; or

                             (iv) disclose any intention, plan or arrangement inconsistent with the foregoing.

                      References to, and descriptions of, the Stockholder Agreement are qualified in their entirety by reference to the copy of the Stockholder Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety where such references and descriptions appear.

               (ii) The Canopy Group, Inc. has agreed to loan SCO $18 million on terms to be determined.

               (iii) SCO has had discussions regarding a $7 million loan arrangement from Caldera on terms to be determined.

               (iv) On December 30, 1999, SCO purchased 41,666 shares of Caldera Series B preferred stock, which has since converted into Caldera common stock.

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CUSIP NO. 128780103                                          PAGE 10 OF 10 PAGES
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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Agreement and Plan of Reorganization, dated August 1, 2000, by and among Caldera Systems, Inc., Caldera Holding, Inc. ("Holding Co.") and The Santa Cruz Operation, Inc.

               2. Form of Voting Agreement, dated August 1, 2000, by and among The Santa Cruz Operation, Inc. and certain stockholders of Caldera.

               3. Voting Agreement, dated August 1, 2000, by and among Caldera and Doug Michels.

               4. Form of Escrow Agreement, to be entered into by and among Newco, Caldera, SCO and an escrow agent.

               5. Form of Amended and Restated Certificate of Incorporation of Caldera Systems, Inc.

               6. Stockholder Agreement, to be entered into by and among Caldera, Newco, SCO and the Stockholders.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2000

                                        THE SANTA CRUZ OPERATION, INC.


                                        By: /s/ Steven M. Sabbath
                                            ------------------------------------
                                                Steven M. Sabbath
                                                Senior Vice President, Law &
                                                Corporate Affairs, and Secretary

                                   Schedule A

       DIRECTORS AND EXECUTIVE OFFICERS OF THE SANTA CRUZ OPERATION, INC.

The following table sets forth the name, business address and principal occupation or employment of each director and executive officer of The Santa Cruz Operation, Inc. Except as indicated below, the business address of each is The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95060.

                               BOARD OF DIRECTORS

Name                                       Title
----                                       -----

Ninian Eadie                               Retired
18 The Mall
East Sheen, London SW14 7EN
United Kingdom

Ronald Lachman                             Partner
3140 Whisperwoods Court.                   Lachman Goldman Ventures
Northbrook, IL 60062

Robert M. McClure                          President
c/o Unidot                                 Unidot, Inc.
5363 N. Casabel
Benson, AZ 85602

Douglas L. Michels                         President and Chief Executive Officer
                                           The Santa Cruz Operation, Inc.

Alok Mohan                                 Chairman of the Board
                                           The Santa Cruz Operation, Inc.

R. Duff Thompson                           Managing General Partner
c/o EsNet, Ltd.                            EsNet, Ltd.
5152 N. Edgewood Drive, Suite 350
Provo, UT 84604

Gilbert Williamson                         Retired
2320 Kettering Tower
Dayton, OH 45423

              EXECUTIVE OFFICERS OF THE SANTA CRUZ OPERATION, INC.

Name                             Title
----                             -----
Randall Bresee                   Senior Vice President and Chief Financial
                                 Officer

Douglas L. Michels               President & Chief Executive Officer

David McCrabb                    Senior Vice President and President, Server
                                 Division

Jack Moyer                       Senior Vice President, Human Resources

Michael Orr                      Senior Vice President and President, Tarantella
                                 Division

Steven M. Sabbath                Senior Vice President Law and Corporate Affairs
                                 and Secretary

Geoff Seabrook                   Senior Vice President, Corporate Development

Jim Wilt                         Senior Vice President and President,
                                 Professional Services Division